UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

Howard Bancorp, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

442496105

(CUSIP Number)

Howard Feinglass

Priam Capital Associates, LLC

745 Fifth Avenue, Suite 1702

New York, NY 10151

(310)-598-5410

with a copy to:

Jay Coogan, Esq.

DLA Piper LLP (US)

One Liberty Place

1650 Market Street, Suite 4900

Philadelphia, PA 19103

(215) 656-2461

  (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 1, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 442496105

1.	Names of Reporting Person. PRIAM CAPITAL FUND I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person with

7.	Sole Voting Power: 2,837,262
8.	Shared Voting Power:

9.	Sole Dispositive Power: 2,837,262
10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,837,262

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.96%(1)

14.	Type of Reporting Person (See Instructions): PN

(1) This calculation is based on 18,965,494 shares of Common Stock, par value $0.01 per share, of Howard Bancorp, Inc. outstanding as of March 1, 2018, as reported in writing to the Reporting Persons by the Company on March 1, 2018.

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CUSIP No. 442496105
1.	Names of Reporting Person. PRIAM CAPITAL ASSOCIATES, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person with

7.	Sole Voting Power: 2,837,262
8.	Shared Voting Power:
9.	Sole Dispositive Power: 2,837,262
10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,837,262

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.96%(1)

14.	Type of Reporting Person (See Instructions): OO

(1) This calculation is based on 18,965,494 shares of Common Stock, par value $0.01 per share, of Howard Bancorp, Inc. outstanding as of March 1, 2018, as reported in writing to the Reporting Persons by the Company on March 1, 2018.

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CUSIP No. 442496105
1.	Names of Reporting Person. HOWARD FEINGLASS
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person with

7.	Sole Voting Power: 2,837,303
8.	Shared Voting Power:

9.	Sole Dispositive Power: 2,837,303
10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,837,303

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.96%(1)

14.	Type of Reporting Person (See Instructions): IN

(1) This calculation is based on 18,965,494 shares of Common Stock, par value $0.01 per share, of Howard Bancorp, Inc. outstanding as of March 1, 2018, as reported in writing to the Reporting Persons by the Company on March 1, 2018.

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Item 1. Security and Issuer.

The title and class of equity security to which this statement on Schedule 13D relates is the Common Stock, $0.01 par value (“Common Stock”) of Howard Bancorp, Inc. (the “Issuer” or the “Company”).

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

i.	Priam Capital Fund I, LP, a Delaware limited partnership (the “Fund”);
ii.	Priam Capital Associates, LLC, a Delaware limited liability Company and general partner of the Fund (“Fund GP”); and
iii.	Howard Feinglass, the managing member of the Fund GP and a director of the Company.

(b)	The business address of each member of the Reporting Persons is c/o Priam Capital Associates, LLC, 745 Fifth Avenue, Suite 1702, New York, NY 10151.

(c)	The Fund was formed in order to engage in the acquiring, holding and disposing of investments in various companies. The Fund GP is the general partner of the Fund and was formed to act as the general partner of the Fund, to make investments through the Fund and to fulfill such other purposes as may be determined by the Fund from time to time. Mr. Feinglass is the managing member of the Fund GP. Accordingly, pursuant to the regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, the Fund, the Fund GP and Mr. Feinglass each may be deemed to be a beneficial owner of the Common Stock held for the account of the Fund.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws

(f)	The Fund is a Delaware limited partnership. The Fund GP is a Delaware limited liability company. Mr. Feinglass is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

In connection with the merger (the “Merger”) of 1st Mariner Bank (“1st Mariner) with and into the Company on March 1, 2018, pursuant to the Agreement and Plan of Reorganization, dated August 14, 2017, between the Company and 1st Mariner (the “Reorganization Agreement”), the Fund received an aggregate of 2,837,262 shares of the Company’s Common Stock, and Mr. Feinglass received an aggregate of 41 shares of the Company’s Common Stock, in exchange for the aggregate number of shares of 1st Mariner stock held by the Fund and Mr. Feinglass as of the consummation of the Merger.  The Fund purchased shares of 1st Mariner initially with capital of the Fund. Mr. Feinglass purchased shares of 1st Mariner initially with personal funds.

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Item 4. Purpose of Transaction.

The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)−(j) of Schedule 13D.  Accordingly, the Reporting Persons reserve the right to change their intentions and develop plans or proposals at any time, as they deem appropriate.  In particular, the Reporting Persons may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional Common Stock or other securities of the Issuer, including acquisitions from affiliates of the Reporting Persons; (ii) dispose or transfer of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire to any person or entity, including dispositions to affiliates of the Reporting Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities; (iv) cause or seek to cause the Issuer or any of its subsidiaries to acquire all or a portion of another person's assets or business, including acquisitions from affiliates of the Reporting Persons; (v) cause or seek to cause the Issuer or any of its subsidiaries to enter into one or more acquisitions, business combinations or mergers or to sell, transfer or otherwise dispose of all or any portion of its assets or business to any person or entity, including acquisitions, business combinations, mergers, sales, transfers and other dispositions with or to affiliates of the Reporting Persons; (vi) restructure the Issuer’s or any of its subsidiaries’ capitalization, indebtedness or holding company arrangements; (vii) make personnel changes to the present management of the Issuer deemed necessary or desirable; (viii) change the identity of the directors of the Issuer; (ix) make or propose any other material change in the Issuer’s or any of its subsidiaries’ corporate structure or business; or (x) engage in communications with one or more stockholders, officers or directors of the Issuer and other persons regarding any of the matters described in clauses (i) through (ix) above.

Item 5. Interest in Securities of the Issuer.

(a)	The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based on 18,965,494 shares of Common Stock, par value $0.01 per share, of Howard Bancorp, Inc. outstanding as of March 1, 2018, as reported in writing to the Reporting Persons by the Company on March 1, 2018.

(b)
i.	Each of the Reporting Persons may be deemed to have sole power to direct the voting and disposition of the 2,837,262 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons. Each of the Reporting Persons disclaims beneficial ownership of the Common Stock owned by the Fund, except to the extent of its or his pecuniary interest therein.
ii.	Mr. Feinglass may be deemed to have sole power to direct the voting and disposition of the 2,837,303 shares of Common Stock that included 2,837,262 shares of Common Stock held by the Find and 41 shares of Common Stock held by Mr. Feinglass individually.

(c)	In connection with the Merger of 1st Mariner with and into the Company on March 1, 2018, pursuant to the Reorganization Agreement, the Fund received an aggregate of 2,837,262 shares of the Company’s Common Stock, and Mr. Feinglass received an aggregate of 41 shares of the Company’s Common Stock, in exchange for the aggregate number of shares of 1st Mariner stock held by the Fund and Mr. Feinglass as of the consummation of the Merger.

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(d)	The partners of the Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of the Fund in accordance with their ownership interests in the Fund.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
1	Joint Filing Agreement, dated as of March 12, 2018, by and among Priam Capital Fund I, LP, Priam Capital Associates, LLC and Howard Feinglass.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 12, 2018

PRIAM CAPITAL FUND I, LP

By:	/s/ Howard Feinglass
Howard Feinglass, the sole member of
Priam Capital Associates, LLC, the general
partner of Priam Capital Fund I, LP

PRIAM CAPITAL ASSOCIATES, LLC

By:	/s/ Howard Feinglass
Howard Feinglass, its managing member

By:	/s/ Howard Feinglass
Howard Feinglass

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

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